RNS Transaction in Own Shares

TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 17:11:46 18 April 2023

RNS Number : 6515W
Unilever PLC
18 April 2023

TRANSACTIONS IN OWN SECURITIES

18 April 2023

Unilever PLC (the "**Company**") announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from EXANE SA having its registered office at 6, rue Ménars 75002 Paris, France, with Commercial registration number 342 040 268 RCS Paris ("**the Broker**"). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:	18 April 2023
Number of ordinary shares purchased:	2,040
Highest price paid per share:	GBp 4,330.00
Lowest price paid per share:	GBp 4,313.50
Volume weighted average price paid per share:	GBp 4,318.47

Such purchases form part of the Company's existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 17 March 2023, as announced on that date.

Following the purchase of these shares, Unilever holds 103,275,210 of its ordinary shares in treasury and has 2,526,018,562 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	Volume weighted average price (GBp)	Aggregated volume
LSE	4,318.49	2,030
CBOE BXE	4,313.50	10

Media Enquires:
Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is detailed below:

Quantity bought	Price (GBp)	Trading Venue	Time (BST)
65	4,330.00	LSE	08:00:29
191	4,327.50	LSE	08:15:56
68	4,322.00	LSE	09:00:10
220	4,321.50	LSE	09:10:18
99	4,320.00	LSE	10:17:19
132	4,320.00	LSE	10:17:19
97	4,314.50	LSE	11:33:24
142	4,314.50	LSE	11:33:24
5	4,318.50	LSE	13:07:31
27	4,318.50	LSE	13:07:32
140	4,318.50	LSE	13:25:30
214	4,316.00	LSE	14:01:31
100	4,316.00	LSE	14:46:36
135	4,316.00	LSE	14:46:36
15	4,313.50	LSE	15:40:15
153	4,313.50	LSE	15:40:15
15	4,313.50	LSE	15:40:15
10	4,313.50	CBOE BXE	15:41:04
106	4,314.00	LSE	15:43:39
39	4,316.00	LSE	16:01:09
56	4,316.00	LSE	16:01:09
11	4,316.50	LSE	16:14:58

END

POSMZGMDVRMGFZM